U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Robertson                           M.                   G.
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   (Last)                           (First)             (Middle)

   977 Centerville Turnpike, SHB-301
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                                    (Street)

   Virginia Beach                     VA                  23463
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

     Natural Solutions Corporation ("ICEB")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


________________________________________________________________________________
4.   Statement for Month/Year

     March 2001
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [X]  Officer (give title below)           [_]  Other (specify below)

     Chairman
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                    (A)            of Month       Indirect  Beneficial
Title of Security                     Date          ------------   Amount         or    Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code    V                    (D)            and 4)         (Instr.4) (Instr. 4)
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
Common Stock, $.001 par value                                                                     4,040,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/01/01       P             34,000         A      $0.98    4,074,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/01/01       P              1,000         A      $1.00    4,075,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/02/01       P              3,500         A      $1.00    4,078,500      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/02/01       P              2,500         A      $1.03    4,081,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/05/01       P                500         A      $1.00    4,081,500      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/06/01       P                500         A      $1.00    4,082,000      D
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Common Stock, $.001 par value         03/09/01       P              5,000         A      $0.94    4,087,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/12/01       P             38,000         A      $1.08    4,125,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/13/01       P              4,000         A      $1.06    4,129,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/13/01       P              2,000         A      $1.13    4,131,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/13/01       P              4,000         A      $1.16    4,135,000      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/19/01       P              1,500         A      $1.00    4,136,500      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/20/01       P                200         A      $0.94    4,136,700      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/21/01       P              2,500         A      $0.88    4,139,200      D
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value         03/28/01       P                500         A      $0.81    4,139,700      D
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Common Stock, $.001 par value         03/29/01       P                500         A      $0.75    4,140,200      D
------------------------------------------------------------------------------------------------------------------------------------

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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                                                          (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

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====================================================================================================================================

Explanation of Responses:


    /s/ M. G. Robertson                                         4/10/01
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                              CONFIRMING STATEMENT

         This Statement confirms that the undersigned, M. G. Robertson, has authorized and designated John M. Paris, Jr. or Bradford D. Bimson to execute and file on the undersigned's behalf all Forms 3, 4, and 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of Natural Solutions Corporation. The authority of John M. Paris, Jr. and Bradford D. Bimson under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to the undersigned's ownership of or transactions in securities of
Natural Solutions Corporation, unless earlier revoked in writing. The undersigned acknowledges that neither John M. Paris, Jr. nor Bradford D. Bimson is assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.



Dated:  4/10/01                          /s/ M. G. Robertson
      --------------------               ---------------------------------------
                                         M. G. Robertson